EXHIBIT 4.2

AMENDMENT TO $80,000 8.25% CONVERTIBLE PROMISSORY NOTE
DATED MAY 8, 2009

WHEREAS, on May 8, 2009 Touchstone Mining Ltd., a Nevada corporation (the “Obligor”), issued a 8.25% Convertible Promissory Note (the “Note”) due November 8, 2010 (the “Original Maturity Date”) in the principal amount of $80,000.00 in favor of Milestone Enhanced Fund Ltd. (the “Payee”); and

WHEREAS, the Obligor and the Payee wish to amend the terms of the Note, to extend the Original Maturity Date by six (6) months and to provide for the accrual of interest on the outstanding principal amount of the Note during such extension.

NOW, THEREFORE, in consideration of the mutual promises set forth herein, the Obligor and the Payee hereby agree that: (i) the unpaid principal balance of the Note shall be due and payable on May 8, 2011 (the “New Maturity Date”), and (ii) interest shall accrue on the unpaid principal balance of the Note at an annual rate of 8.25% from the Original Maturity Date until the New Maturity Date, and shall be paid in full on the New Maturity Date.  All other terms and conditions of the Note remain unchanged.

IN WITNESS WHEREOF, this Amendment has been duly executed by the Obligor and acknowledged by the Payee as of the 8th day of November 2010.

TOUCHSTONE MINING LTD.

By:	/s/ Ronald Asirwatham
Name: Ronald Asirwatham
Title: President and Chief Executive Officer

MILESTONE ENHANCED FUND LTD.

By:	/s/ Anthony A. McKinney
Name: Anthony A. McKinney
Title: Director